SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GULF WEST SECURITY NETWORK, INC.

(Name of Company)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

40258R105

(CUSIP Number)

Kingdom Building, Inc.

572 Hidden Ridge Court, Encinitas, California 92024

Attention: Ted Haberfield

Telephone: (760)-755-2716

Email: ted@kingdombuilding.biz

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2020 (June 4, 2018)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: 40258R105

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Kingdom Building, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
	7	SOLE VOTING POWER

36,189,493(1)(2)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
36,189,493(1)(2)

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,189,493 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.89%(3)
14	TYPE OF REPORTING PERSON

CO

(1)

Represents 228,034 shares of common stock, par value $0.001 per share (“Common Stock”) and 655,000 shares of Gulf West Security Network, Inc.’s (the “Issuer”) Series A Convertible Preferred Stock, par value $0.001 per share (“Series A Stock”), which is convertible into 35,961,459 shares of Common Stock, held by Kingdom Building, Inc., a California corporation ("KBI"). The sole shareholder of KBI is “Edward John Haberfield (“Edward”) and Danielle Haberfield (“Danielle”), Trustees of The Haberfield Family Trust dated May 17, 2017,” and as co-trustees, they share voting and dispositive power over such shares. Edward and Danielle disclaim beneficial ownership in such shares held by KBI, except for their pecuniary interest therein.

(2)	On December 21, 2016, Issuer filed, under its former name “NuLife Sciences Inc.,” a Certificate of Designation of Series A Stock (the “Certificate of Designations”) with the Secretary of State of the State of Nevada. The Certificate of Designations, subject to the requirements of Nevada law, states the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions of the Series A Stock. The Certificate of Designation, among other things, provides that the holders of each share of Series A Stock are required to provide 61 days written notice before such shares can be converted, however, it also provides that the holders of each share of Series A Stock shall have that number of votes as determined by multiplying the number of issued and outstanding shares of the Common Stock together with all other derivative securities issued by the Company and outstanding as of the date of conversion, whether or not then convertible or exchangeable, entitled to vote on matters submitted to the shareholders, by .000001, then multiplying that number of shares of Series A Stock to be converted. Therefore, the shares of Common Stock underlying the Reporting Person’s Series A Stock must be included in the Reporting Person’s beneficial ownership calculation.

Kingdom Building has the option to convert the Series A Stock at any time following the approval of the Issuer’s Board of Directors approval of the conversion and 61 days written notice delivered to the Issuer of Kingdom Building’s intent to convert the Series A Stock.

(3)	As per the terms of the Series A Stock, this amount is based on the sum of the following issued and outstanding securities of the Company as of March 26, 2020, as stated in the Issuer’s most recently available filing with the Securities and Exchange Commission: 4,518,250 shares of Common Stock, 742,500 shares of Series A Preferred Stock (convertible into 40,765,471 shares of Common Stock), 0 shares of Series B Preferred Stock, 1 share of Series C Preferred Stock (not convertible into Common Stock), 1,000 shares of its Series D Preferred Stock (convertible into 50,239,541 shares of Common Stock) and 145,200 common stock options (exercisable into 145,200 shares of Common Stock). Therefore, the total amount of Common Stock on a converted basis is 95,668,462.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock of the Issuer whose principal executive office is located at 400 East Kaliste Saloom Road, Suite 4200-A, Lafayette, Louisiana 70508.

Item 2.	Identity and Background.

(a)	The names of the person filing this Statement (the “Reporting Persons”) is: Kingdom Building, Inc. (“KBI”).

“Edward John Haberfield (“Edward”) and Danielle Haberfield (“Danielle”), Trustees of The Haberfield Family Trust dated May 17, 2017” owns 100% equity interest in KBI. As co-trustees, Edward and Danielle share voting control over the shares of the Issuer held by KBI.

Below is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the officers, directors and controlling persons of KBI. To the best of KBI’s knowledge, except as otherwise set forth herein, none of the persons listed below beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein:

Name and Position	Present Principal Occupation	Business Address	Citizenship
Edward John Haberfield	President of KBI, Corporate Consultant	572 Hidden Ridge Court, Encinitas, California 92024	United States

Danielle Haberfield	Treasurer of KBI, Homemaker	572 Hidden Ridge Court, Encinitas, California 92024	United States

(b)	The principal office address of KBI is 572 Hidden Ridge Court Encinitas, California 92024.

(c)	The principal business of KBI is investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	KBI is a company incorporated in California.

Item 3.	Source and Amount of Funds and Other Consideration.

(The share amounts set forth below reflect the stock split that occurred in August 2018).

On April 16, 2015, KBI entered into a Stock Purchase Agreement to acquire 120,000 shares of Common Stock from John Fraumeni for a total purchase price of $10,000.

On May 22, 2015, KBI entered into a Stock Purchase Agreement to acquire 30,000 shares of Common Stock from Lyle J. Neely for a total purchase price of $600.

On October 31, 2017, KBI entered into a Stock Purchase Agreement to acquire 70,000 shares of Common Stock from The Entrust Group FBO Eric Stoppenhagen RIA # 723011071 for a total purchase price of $10,500.

On January 20, 2018, MZHCI entered into a Debt Conversion Agreement with the Issuer to convert $13,750 owed by MZHCI into 55,000 shares of Series A Stock. These shares were subsequently transferred by MZHCI to KBI.

On January 22, 2018, KBI entered into a Note Purchase Agreement with ASH Management to purchase a $5,000 note for a total purchase price of $7,500. The Note is convertible to 4,712 shares of Common Stock.

On January 22, 2018, KBI entered into a Stock Purchase Agreement to acquire 3,332 shares of Common Stock from Jeffrey Moore for a total purchase price of $10,000.

On June 4, 2018, KBI entered into a Debt Conversion Agreement with Issuer to convert $509,559 of debt owed by KBI into 600,000 shares of Series A Stock.

On January 2, 2020, KBI purchased 60,000 shares of Common Stock from MZHCI for a total purchase price of $600.

Item 4.	Purpose of Transaction.

The purpose of the acquisition is for investment only.

As of the date of this Schedule 13D, KBI does not have any plans or proposals which relate to or would result in:

(a)          the acquisition by any person of additional securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)          any other material change in the Issuer’s business or corporate structure;

(g)         changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b)     The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)           Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were affected during the past sixty (60) days by KBI.

(d)           None

(e)           N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of KBI, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

None.

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2020	Kingdom Building, Inc.

	By:	/s/ Edward John Haberfield
	Name: Title:	Edward John Haberfield President

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